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SECUR 18006387

SEC Mail Processing Section MAR 05 2018 Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AX Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 45th St., 19th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Callahan (917) 262-0388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K.C.

OATH OR AFFIRMATION

I, Kevin Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AX Trading, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

NA

NA

Signature

President

Title

Notary Public

K CASAGRANDE
Notary Public, State of Connecticut
My Commission Expires Sept. 30, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AX TRADING, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2017

AX TRADING, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2017

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AX Trading, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AX Trading, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as going concern. Management's plans in regard to these matters are also described in Note 10.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2011.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

March 1, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

AX TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	6,061
Clearing Deposit		15,695
Accounts Receivable		3,061
Property and equipment, less accumulated depreciation of $571,104		31
Total Assets	$	24,848

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Other liabilities		1,599
Due to Clearing Firm		20,531
Total Liabilities		22,130
MEMBER'S EQUITY	$	2,718
Total Liabilities and Member's Equity	$	24,848

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Commission Income	$	1,902
Other Income		1
Total revenues	$	1,903
Operating Expenses		
Professional fees		291,269
Technology and communications		573,065
Depreciation		62
Salaries and Other Payroll Expenses		234,052
Fees Paid to Clearing Broker		113,431
Regulatory Fees		5,559
Travel and Entertainment		32,018
Rent Expense		125,781
Other Operating Expenses		18,185
Total Operating Expenses		1,393,422
Net loss	$	(1,391,519)

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

		Total
Balance, December 31, 2016	$	54,901
Capital contributions from parent - forgiveness of debt arising from expenses paid by Parent		1,339,336
Net loss		(1,391,519)
Balance, December 31, 2017	$	2,718

AX TRADING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities		
Net Loss	$	(1,391,519)
Adjustments to reconcile net loss to net cash used by operations:		
Depreciation		62
Expenses paid by Parent		1,339,336
Changes in Operating Assets and Liabilities:		
(Increase)/Decrease in:		
Changes in accounts receivable		(2,033)
Changes in COR clearing deposit		58,454
Changes in due to clearing broker		4,002
Changes in Due to Officer		(4,455)
Changes in due to parent		(4,031)
Net cash used by operating activities		(184)
Net decrease in cash		(184)
Cash at beginning of year		6,245
Cash at end of year	$	6,061

SUPPLEMENTAL CASH FLOW INFORMATION

Expenses paid by parent, contributed as capital	$1,339,336

AX TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business

AX Trading, LLC (the "Company") was a wholly owned subsidiary of AX Trading Group, LLC (the "Former Parent") until November 6, 2015 at which date it was acquired by AX Trading Group, Inc. ("Parent"). The Company is a limited liability company and was formed under the laws of the state of Delaware in May 2010. In June 2011, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts primarily as a trading exchange where professional traders can connect and trade with one another to help find liquidity.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. No valuation allowance was considered necessary at December 31, 2017.

Property and Equipment

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. The Company depreciates computer equipment over three years and furniture and fixtures over five years.

Revenue Recognition

Commission revenues, as well as related brokerage and clearing costs are recognized on a trade-date basis.

Income Taxes

At December 31, 2017, the Company is a proprietorship that is wholly owned by a corporation (the "Parent") for income tax reporting purposes. Therefore, the Parent will report the entire taxable income or loss on its corporate income tax return, and no income taxes are recorded in the accompanying financial statements.

The Parent has evaluated the Company's tax positions and concluded that the Company has no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets, including cash, accounts receivable, accounts payable and accrued expenses, approximate fair value because of their short maturities.

NOTE 3 - PAYABLE TO AND DEPOSIT WITH CLEARING BROKERS

The Company clears its transactions through COR Clearing, LLC and has a deposit of $15,695 that is held at COR. The Company has a payable to COR as of December 31, 2017, of $20,531 arising from clearing costs in excess of commissions earned. Minimum monthly clearing charges increased to $10,000 during 2017.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 consisted of the following:

Computer & Office Equipment	$ 165,490
Software	405,706
Total Cost	571,196
Less Accumulated Depreciation	571,165

Fixed Assets, Net	31

Depreciation expense was $62 for the year ended December 31, 2017.

NOTE 5 - CONCENTRATIONS

The Company has been funded by its Parent in 2017. The Parent made capital contributions during 2017 of $1,339,336 in the form of forgiveness of a payable to the Parent.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2017, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $(374), which was deficient of its requirement of $5,000 by $5,374. The ratio of aggregate indebtedness to net capital was (59.18) to 1.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services. The Parent allocated expenses of approximately $1,335,305 during the year ended December 31, 2017 to the Company.

NOTE 9 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

NOTE 10 – GOING CONCERN

The Company has had significant losses from operations since inception and has relied on its Parent to pay its expenses. The Company's failure to generate significant revenues raises doubt about the Company continuing as a going concern. Management continues to search for strategies to generate significant revenue for the Company and expects the Company to continue as a going concern. The accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

AX TRADING, LLC

SUPPLEMENTARY SCHEDULES

AX TRADING, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017

MEMBER'S EQUITY	$2,718
LESS NON-ALLOWABLE ASSETS	$(3,091)
NET CAPITAL BEFORE HAIRCUTS	(374)
LESS HAIRCUTS	$0
NET CAPITAL DEFICIT	$(374)
REQUIRED NET CAPITAL	$5,000
NET CAPITAL DEFICIT	$(5,374)
AGGREGATE INDEBTEDNESS	$22,130
AGGREGATE INDEBTEDNESS TO NET CAPITAL	(59.18) to 1

Reconciliation with AX Trading, LLC computation included in Part II of Form X-17A-5 as of December 31, 2017

There is no significant difference between net capital as reported in Part II of Form X-17a-5 as reported on January 25, 2018, and net capital as reported above.

AX TRADING, LLC
SCHEDULE II
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017

AX TRADING, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AX Trading, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) AX Trading, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which AX Trading, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) AX Trading, LLC stated that AX Trading, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AX Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AX Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. AX Trading, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the fiscal year January 1, 2017 to December 31, 2017.

2. AX Trading, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2017 to December 31, 2017 without exception.

Kevin Callahan, CEO